FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 July to 21 July 2004

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors & Connected Persons
R S Braddock, 2 July 2004

99.2	Notification of Interests of Directors & Connected Persons
W C G Berndt, 2 July 2004

99.3	Notification of Interests of Directors & Connected Persons
R M Carr, 2 July 2004

99.4	Notification of Interests of Directors & Connected Persons
D A R Thompson, 2 July 2004

99.5	Notification of Interests of Directors & Connected Persons
Baroness Wilcox, 2 July 2004

99.6	Cadbury Schweppes plc 2004 Interim Results

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed:	/s/ J M Mills
Director of Group Secretariat

Dated:	21 July 2004